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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

October 11, 2019

Re:	BRP Group, Inc.

Registration Statement on Form S-1

Filed September 23, 2019

File No. 333-233908

CONFIDENTIAL

Mr. Jeffrey Gabor

Mr. Joseph McCann

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Gabor and Mr. McCann:

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 7, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed with the Commission on September 23, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

Amendment No. 1 to Registration Statement on Form S-1

Coverpage

1.	In light of the Voting Agreement terms, please revise the cover page to clarify, if true, that Lowry Baldwin will be able to control any action requiring the general approval of stockholders.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus in the revised Registration Statement.

A letter from the founder, page v

2.

We note that you have added a letter from your founder and that you present this letter before the information under the “Prospectus Summary” heading. To the extent that you choose to locate the founder’s letter prior to the Summary, please revise the letter in accordance with prior comments 4 and 5. Also, revise the letter to ensure that it is a balanced presentation of your business and offering. In this regard, we note that the letter includes performance claims concerning your growth rate and revenue model but it does not present any of the risks or challenges you face.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the revised Registration Statement to delete the founder’s letter.

Prospectus Summary , page 1

3.

We note your response to prior comment 22 and your disclosures on pages 63-64. To the extent compensation grants to affiliates are material in size, please confirm that you will revise the Summary to highlight this offering-related compensation.

Response:

The Company respectfully advises the Staff that none of the compensation grants to be issued in connection with the offering will be issued to affiliates, including directors and officers. In addition, the Company respectfully advises the Staff that the added disclosure on pages 17 and 158 of the revised Registration Statement sets forth the total number of shares to be issued to non-executive employees in connection with the offering, assuming an initial public offering price of $15.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of the prospectus in the revised Registration Statement).

Who We Are, page 1

4.

We note your revisions in response to prior comment 1. With respect to your “Insurance Company Partners” definition on page 1, please revise to clarify, if true, that the referenced “insurance companies” are insurance underwriters as opposed to insurance brokers. To avoid confusion with the defined term, “Partners”, which you introduce on page 2, please revise to clarify whether your “Partners” are insurance brokers. Also, revise the disclosure on page 2 to explain, if true, that your strategic acquisitions include joint venture arrangements and other arrangements where you own less than a 100% equity stake in the business.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of the revised Registration Statement. The Company respectfully advises the Staff that although it has historically acquired controlling interests that equal less than a 100% equity stake in acquired businesses in its strategic acquisitions, following the completion of the Reorganization Transactions and the offering it expects to acquire 100% equity stakes in future acquisition targets as it will be able to offer equity in Baldwin Risk Partners, LLC and/or BRP Group, Inc. as consideration in those future transactions. Furthermore, in connection with the Reorganization Transactions, Baldwin Risk Partners, LLC will issue its LLC Units to equity holders of previously acquired businesses (other than four immaterial joint ventures disclosed on page 56 of the revised Registration Statement) in exchange for all of the equity interests in such previously acquired businesses not held by Baldwin Risk Partners, LLC prior to such exchange. Following the Reorganization Transactions, the Company will hold a 100% equity interest in such previously acquired businesses.

5.

We note your response to prior comment 9; however, we do not agree that the “MGA of the Future” graphic is appropriate to the Summary presentation given that it highlights performance during periods where you did not own or control the business and because the graphic reflects organic revenue growth substantially greater what your business segments achieved during the performance period. With regard to the last sentence of your response to prior comment 9, we will not object if the metric for “MGA of the Future” is presented with appropriate context in the Business section.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the revised Registration Statement.

Ongoing Commitment to Talent Development, page 7

6.

We reviewed the disclosure in this section and the accompanying charts on page 7 with the benefit of the Marsh, Berry & Co. report provided in response to prior comment 3. Please revise the third sentence under the heading to clarify, if true, that the size of the your sample is limited to four risk advisors. Given the heading, please also tell us why it is appropriate to exclude three departed risk advisors from the limited sample and to highlight prominently the 3.5x figure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the revised Registration Statement to remove from the “Prospectus summary” section (i) the sentence identified in the Staff’s comment and (ii) the 3.5x figure. In response to the Staff’s comment, the Company has revised the disclosure on page 142 of the revised Registration Statement to clarify in the “Business” section that the sample size of Middle Market Risk Advisors hired in 2015 that remain with the Company is four.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

The Company respectfully submits that it is appropriate to exclude the three departed risk advisors from the sample as the disclosure is focused on describing the results attributable to continuing employees with the Company.

Use of Proceeds, page 58

7.	We note your response to prior comment 20. Please tell us whether you have a letter of intent or similar arrangement with any of the potential partners.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has not entered into any letters of intent or similar arrangements with any of the 22 potential partners with whom it is in preliminary dialogue.

Unaudited pro forma financial information, page 61

8.

Please refer to your supplemental response filed on September 30, 2019 that includes the changed pages. Please explain to us why footnote (5) references the Net income (loss) line item in the “offering adjustments” column on pages 63 and 69 as opposed to the “Net income (loss) attributable to noncontrolling interest” line item in the “Pro forma BRP Group, Inc” column.

Response:

In response to the Staff’s comment, the Company has revised the presentation in the unaudited pro forma statements of comprehensive income for the year ended December 31, 2018 and the six months ended June 30, 2019 on pages 63 and 69 of the revised Registration Statement to attach footnote (5) to the “Net income (loss) attributable to noncontrolling interest” line item in the “Pro forma BRP Group, Inc.” column.

9.

For footnote (10) on page 67 of the changed pages provided, please provide us with an analysis with reference to authoritative literature that explains why the inclusion of the 42,121,568 shares of Class B common stock would be antidilutive.

Response:

The Company respectfully submits that the following authoritative literature governs treatment of antidilutive effects from potential common shares: ASC 260-10-45-17 – “The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on EPS. Shares issued on actual conversion, exercise, or satisfaction of certain conditions for which the underlying potential common shares were antidilutive shall be included in the computation as outstanding common shares from the date of conversion, exercise, or satisfaction of those conditions, respectively. In determining whether potential common shares are dilutive or antidilutive, each issue or series of issues of potential common shares shall be considered separately rather than in the aggregate.”

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

The Company respectfully submits that the impact of inclusion of the Class B common stock would be antidilutive to the December 31, 2018 period because the Company recorded a net loss. In addition, the inclusion of the Class B common stock would be antidilutive to the June 30, 2019 period because it would result in the elimination of net income attributable to noncontrolling interests and allocate retained corporate costs at the BRP Group, Inc. level amongst a greater number of shares as controlling stockholders.

10.

Refer to the pro forma balance sheet on page 74 of the changed pages provided. Please provide us a roll forward of the Historical Baldwin Risk Partners, LLC accumulated deficit of $128,869,332 to the Pro forma BRP Group, Inc accumulated deficit of $2,152,349 explaining the rational of each reconciling item with reference to the pro forma adjustments.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 78 of the revised Registration Statement to add a footnote with the rollforward of the Historical Baldwin Risk Partners, LLC accumulated deficit with line item descriptions and reference to the pro forma adjustments.

11.

Please refer to your response to comment 23. Please revise your disclosure to state, if true, that you will be Baldwin Risk Partners, LLC’s primary beneficiary and address the characteristics in ASC 810-10-25-38Aa. and b.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 65, 66 and 70 of the revised Registration Statement.

Our History and Operating Groups, page 137

12.

We refer to prior comment 27 and reissue the comment. Please revise to discuss your contractual arrangements with your Partners. In this regard, describe how your joint venture agreements are typically structured. Discuss material terms of your joint venture agreements with Town & Country Insurance Agency, Millennial Specialty Insurance and Lykes Insurance and file them as material contracts or advise.

Response:	The Company respectfully advises the Staff that, in certain cases, it has historically acquired controlling interests that equal less than a 100% equity stake in acquired businesses in its strategic acquisitions. As disclosed in the revised Registration Statement, the Company refers to its acquired businesses as “Partners.” Following the completion of the Reorganization Transactions and the offering it expects to acquire 100% equity stakes in future acquisition targets as it will be able to offer equity in Baldwin Risk Partners, LLC and/or BRP Group, Inc. as consideration in those transactions. Furthermore, in connection with the Reorganization Transactions, Baldwin Risk Partners, LLC will issue its LLC Units to equity holders of Partners (other than four immaterial joint ventures disclosed on page 56 of the revised Registration Statement) in exchange for all of the equity interests in such Partners not held by Baldwin Risk Partners, LLC prior to such exchange.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

Following the Reorganization Transactions, the Company will hold a 100% equity interest in such previously acquired Partners, including Town & Country Insurance Agency, Millennial Specialty Insurance and Lykes Insurance. As a result, the historical joint venture agreements with the current noncontrolling equity holders of such Partners will no longer be in effect. Therefore, the Company respectfully submits that the terms of such joint venture agreements would not be meaningful to investors in the offering.

13.

With reference to Ex. 10.3, please tell us why the agreement appears to classify certain agencies as “independent” and others as part of the “combined Group.” Also, revise the prospectus to explain the terms “Roll-up Subsidiary” and “first-tier subsidiaries” and their significance to the Reorganization transaction.

Response:	The Company respectfully advises the Staff that the Reorganization Agreement (and its exhibits) filed as Exhibit 10.3 to the Registration Statement sets forth the method for valuing the noncontrolling equity interest in Partners that will be exchanged for LLC Units of Baldwin Risk Partners, LLC in the Reorganization Transactions. Although each Partner is currently controlled by Baldwin Risk Partners, LLC, in order to determine the value of such noncontrolling equity interests, the value of each such Partner, assuming it were an independent entity, is compared to the value of the consolidated company as a whole. In addition, the Company respectfully advises the Staff that the terms “Roll-up Subsidiary” and “first-tier subsidiary” are used in the context of setting forth where in the corporate structure of the Company (at the relevant level below Baldwin Risk Partners, LLC) the noncontrolling interests acquired from each Partner in the Reorganization Transactions will ultimately be held following the offering. The Company respectfully submits that such information is not relevant to an investor making an investment decision in the offering and therefore should not be added to the prospectus in the revised Registration Statement.

Medicare Operating Group, page 138

14.

We refer to the final sentence of prior comment 28. Please revise to clarify your relationship with the 1000+ “1099 Medicare Colleagues.” In this regard, we note that you define the term “Colleagues” on page 1 to signify your “employees”; however, you do not include these 1000+ individuals among your “W2 Colleagues” in your chart on page 138. In addition, you indicate that you “partner” with these individuals; however, it is unclear whether these individuals are employees of your “Partners” or otherwise act on their behalf. Please revise or advise.

Response:

The Company respectfully advises the Staff that the 1000+ 1099 Medicare agents disclosed in the revised Registration Statement are independent contractors and not employees of the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the revised Registration Statement to substitute the term “Medicare agents” for “Medicare Colleagues.”

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

Employees, page 140

15.

We note your revised disclosure in this section. Please revise to disclose the number of “Partner” employees and independent contractors or explain to us why this information is both (i) not required by Regulation S-K, Item 101 and, (ii) not material to understanding the size and scope of your pre- and post IPO business operations given the complexity of your business structure.

Response:

The Company respectfully advises the Staff that its “Partners” are insurance brokerages that it has acquired in past acquisitions and that are controlled by the Company. As a result, the number of employees of the Company’s Partners are included within the number of employees of the Company disclosed in the revised Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the revised Registration Statement to update the disclosed information regarding its employees and independent contractors.

Description of Capital Stock, page 167

16.

We refer to section 14 of your corporate charter, which is filed as Exhibit 3.1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the revised Registration Statement.

10. Members’ equity (deficit) and noncontrolling interest

Incentive units, page F-61

17.	We are still evaluating your separate response submitted on September 25, 2019 relating to incentive unit grants and may have further comments.

Response:	The Company respectfully acknowledges the Staff’s comment.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	October 11, 2019

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:

L. Lowry Baldwin, Chairman of the Board of Directors

Trevor L. Baldwin, Chief Executive Officer of the Company

Kristopher A. Wiebeck, Chief Financial Officer of the Company

Bradford L. Hale, Chief Accounting Officer of the Company

Christopher J. Stephens, General Counsel of the Company

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Shane Tintle, Davis Polk & Wardwell LLP